
SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775

March 23, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated February 8, 2005 (Attached hereto as Exhibit A-1)
(2) Press release dated February 23, 2005 (Attached hereto as Exhibit A-2)
(3) Press release dated February 28, 2005 (Attached hereto as Exhibit A-3)
(4) Press release dated February 28, 2005 (Attached hereto as Exhibit A-4)
(5) Press release dated March 1, 2005 (Attached hereto as Exhibit A-5)
(6) Press release dated March 7, 2005 (Attached hereto as Exhibit A-6)
(7) Press release dated March 10, 2005 (Attached hereto as Exhibit A-7)
(8) Press release dated March 16, 2005 (Attached hereto as Exhibit A-8)
(9) Press release dated March 23, 2005 (Attached hereto as Exhibit A-9)

B. Japanese Language Documents

(1) Press release dated February 8, 2005
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated February 23, 2005
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated February 28, 2005
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated February 28, 2005
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated March 1, 2005
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated March 7, 2005
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated March 10, 2005
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated March 16, 2005
(English Translation attached hereto as Exhibit B-8, the same as A-8)
(9) Press release dated March 23, 2005
(English Translation attached hereto as Exhibit B-9, the same as A-9)

C. Japanese Language Documents
Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ______________________

Name: Kazumi Kojima

Title: General Manager
Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank and IDC Otsuka Form Business Alliance for Housing Loan

Tokyo (Tuesday, February 8, 2005) --- Shinsei Bank Limited ("Shinsei Bank") today announced that it formed a business alliance with Otsuka Kagu, Ltd. ("IDC Otsuka"), the largest furnishing retailer in Japan, and will launch a new type of housing loan "PowerSmart Home Loan" by which customers can borrow money above the original housing loan to purchase furniture and home furnishings from February 14, 2005.

In this new type of housing loan, "PowerSmart Home Loan", customers can borrow money above the original housing loan to cover the entire or a part of expenditure for furniture and home furnishings, when customers purchase household furniture from IDC Otsuka at the same time of purchasing a house or refinancing existing housing loan. By forming business alliance with retailer companies including furniture sales company, Shinsei Bank will be able to provide an additional loan to customers to purchase furniture and home furnishings and others at the same condition as that of an original housing loan.

In IDC Otsuka showrooms, customers can coordinate home furnishings including curtain, lighting and floor covering with furniture. Customers will be able to use the "PowerSmart Home Loan" to upgrade living quality and to purchase houses at the same time. Loan amount to be increased for furniture and home furnishing purchasing is from 500,000 yen to 5 million yen at most, in 100,000 yen unit. Depending on a result of credit appraisal, a request to increase loan amount for furniture may not be accepted.

Shinsei Bank has been providing PowerSmart Housing Loan since February 2002 and it has been appreciated by customers with its effective features such as free of charge expediting repayment. This new type of housing loan, "PowerSmart Home Loan", is an extension of PowerSmart Housing Loan.

The on-going campaign rate, a conditional five-year special interest rate of 1% p.a. will be applied to "PowerSmart Home Loan" as well. Together with the free of charge expediting repayment feature, customers can enjoy a lower interest rate than that of regular shopping loan for furniture and home furnishing purchasing.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.


INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Notice on Conversion Price of Class E Preferred Shares
Issuing by Aplus, Consolidated Subsidiary of Shinsei Bank**

Tokyo (Wednesday, February 23, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced a conversion price of Class E preferred shares specified in the prior press release, entitled *Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares*, released on January 24, 2005.

In the prior press release, Aplus announced the issuance of Class D and E preferred shares by a third-party allotment. The conversion price of Class E preferred shared announced today is below:

Conversion price of Class E preferred shares: 237.5 yen

The issuance of two types of preferred shares is premised on the resolution and approval concerning a change in the Article of Incorporation and the said issuance by a third-party allotment at the extraordinary general meeting of shareholders to be held on February 24, 2005. The subscription date and closing and effective date will be February 28, 2005.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Completion of Issuance of Preferred Shares by Aplus, Consolidated Subsidiary of Shinsei Bank

Tokyo (Monday, February 28, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced completion of issuance of preferred shares by a third-party allotment specified in the prior press release, entitled *Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares*, released on January 24, 2005.

Aplus' extraordinary shareholders meeting held on February 24, 2005, passed a resolution on issuance of two types of preferred shares by the third-party allotment. Today, on February 28, 2005, the third-party allotment was completed and Aplus' total capital increased by 241 billion yen (capital: 120.5 billion yen, capital surplus: 120.5 billion yen). Aplus expects to clean up its deficit by capital reduction scheduled on March 26, 2005.

In its press release announced today, Aplus aims to expand and stabilize its revenue base as a core company of Shinsei Group's non-bank business strategy.

1. Outline of Capital Enhancement

(in billion of yen, thousands of shares)

	Class D preferred shares		Class E preferred shares		Total	
Number of shares offered		49,000		71,500		120,500
Total amount of issues		98		143		241
Companies to which the shares are allocated						
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
YMS 6 Co., Ltd.	27,000	54	71,000	142	98,000	196
The Sumitomo Trust & Banking Co., Ltd.	10,000	20	-	-	10,000	20
Daido Life Insurance Company	5,000	10	500	1	5,500	11
Sumitomo Mitsui Banking Corporation	2,500	5	-	-	2,500	5
Axa Group Life Insurance Company Limited	1,750	3.5	-	-	1,750	3.5
The Gibraltar Life Insurance Co., Ltd.	1,750	3.5	-	-	1,750	3.5
The Prudential Life Insurance Company Ltd.	750	1.5	-	-	750	1.5
Yamato Life Insurance Co.	250	0.5	-	-	250	0.5

2. Capital Increase and Capital Reduction Flow (on a non-consolidated basis)

* This flow chart is prepared based at the end of September 2004.

(Unit: billion yen)	September 30, 2004	Capital Enhancements (Planned on Feb. 28, 2005)	After Capital Enhancement (Planned on Feb. 28, 2005)	Capital Reduction (Planned on March 26, 2005)	After Capital Reduction (Planned on March 26, 2005)
Capital	48.6	120.5	169.1	(164.1)	16.0
Capital surplus	32.5	120.5	153.0	(109.3)	43.7
Capital reserve	32.4	120.5	153.0	(149.2)	3.8
Other	0.0	0.0	0.0	39.9	39.9
Retained earnings	(263.4)		(263.4)	263.4	0.0
Retained earnings	0.0		0.0	0.0	0.0
Interim Net Loss	(263.4)		(263.4)	263.4	0.0
HTM Securities	0.7		0.7		0.7
Treasury Stock	(0)		-		-
Total Capital	(181.6)	241.0	59.4	0.0	59.4

Covering deficit

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Enters into Subscription Agreement for New Shares with Showa Leasing

Tokyo (Monday, February 28, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has entered into an agreement on the subscription for new shares ("Subscription Agreement") with Showa Leasing Co., Ltd. ("Showa Leasing").

1. Background

Shinsei Bank concluded a sponsorship agreement with Showa Leasing to acquire a majority interest of Showa Leasing in January 2005. The Subscription Agreement defines the conditions of a third-party allotment based on the sponsorship agreement. Shinsei Bank Group intends to bring Showa Leasing into its consolidated group by holding approximately 95% of the equity of Showa Leasing through the subscription for new shares as described below and purchase of outstanding shares.

2. Outline of the Subscription Agreement

- Party to subscribe for shares: Shinsei Bank
- Type of shares: common shares
- Number of new shares: 233,000,000 shares
- Issue price: 300 yen per share
- Total amount of issue: 69.9 billion yen
- Date of payment: March 23, 2005

3. Effect on Future Performance Prospects

Because the implementation of the subscription is scheduled on March 23, 2005, assets and liabilities of Showa Leasing will be reported on Shinsei Bank's balance sheet from the end of March 2005. Shinsei Bank, therefore, does not expect that there will be any effect upon its net income projections for fiscal year 2004.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Profile of Showa Leasing Co., Ltd.

Company name	Showa Leasing Co., Ltd.
President	Representative Director and President: Masami Matsushita
Address	12 Yotsuya 3-chome, Shinjuku-ku, Tokyo
Established	April 2, 1969
Paid-in Capital	7.199 billion yen
Number of shares issued	Common shares: 30,000,000 shares
Total shareholders' equity	17.752 billion yen (as of March 2004)
Total assets	613.091 billion yen (as of March 2004)
Operating income	172.46 billion yen (as of March 2004)
Net operating income	5.986 billion yen (as of March 2004)
Major shareholders	Showa Leasing Co., Ltd. employee stock ownership (8.59%), Resona Bank, Limited. (5.0%), ITOCHU Corporation (4.79%), Aozora Bank, Ltd. (4.79%), The Bank of Tokyo-Mitsubishi, Ltd. (3.89%), Resona Kessai Service Co., Ltd. (3.52%) (as of March 2004)
Fiscal year ended	March
Number of employees	407 (as of March 2004)
Number of offices	19 in major cities in Japan
Major businesses	• Leasing business • Installment sales business • Other financial business

Major operational results	Fiscal year ended March 2003	Fiscal year ended March 2004
Operating income	266.8 billion yen	172.4 billion yen
Operating profits	9.3 billion yen	7.0 billion yen
Net operating income	10.5 billion yen	5.9 billion yen
Net income	2.0 billion yen	2.0 billion yen
Total assets	662.2 billion yen	613.0 billion yen
Total shareholders' equity	13.4 billion yen	17.7 billion yen
Dividend per share	-	2 yen





For Immediate Release

Shinsei Bank Implements Direct Connection of Internal IP Phone Network and IP Network
First Corporation to Adopt New IP Phone Solution Services by Japan Telecom

- 20-30% Reduction in Total Communication Costs -

Shinsei Bank, Limited
Japan Telecom Co., Ltd.

Tokyo (Tuesday, March 1, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") and Japan Telecom Co., Ltd. ("Japan Telecom") today announced that Shinsei Bank adopted "SIP Direct Line", a seamless IP phone service to directly connect enterprise-wide IP phone network and the external IP network from February 28, 2005. By using the voice over IP device called "SIP-DSU", uniquely developed by Japan Telecom, Shinsei Bank becomes the first corporation in the world to establish a seamless IP phone service with a network of more than four thousand internal IP phones.

SIP Direct Line, developed for improving communication, is a solution which greatly expands a function of CallManager(※). By directly connecting an internal IP phone network of a user company to the external IP network, it enables to provide seamless IP phone service using 050 number, thereby leading to a 20% to 30% reduction in the total communication costs including basic telephone charges and call charges.

With "SIP Direct Line," Shinsei Bank expects the following benefits:

(1) To reduce the total network communication costs
The individual office telephones and peripheral devices used in branches will be unnecessary, thereby reducing the network connection costs.

(2) To increase reliability and security of the network
The external IP network and IP phones in the organization are directly connected to two bases in Tokyo and Osaka. Even if there is any problem at one base, there is flexibility to divert connections from the other base, thereby increasing reliability and security of the network.

(3) To simplify the management of network operations

By directly connecting to the external IP network, the telephone devices in each base will not be necessary, thereby simplifying the task of network administration and operations throughout the company.

(4) To increase efficiency of communication

The number 050 can be allocated to all employees, and even if employees or divisions move to any other offices in the country, they can continue to have the same direct or extension number, thereby performing their work effectively.

Shinsei Bank became the first organization in Japan to use the advanced technology of IP phones in 2001. It has promoted highly developed network with thousands of IP phones. The introduction of this solution will further reduce operation costs and increase efficiency. Shinsei Bank will continue to make efforts to apply advanced communication technology in its operations and to expand its internal network infrastructure.

Japan Telecom has introduced IP phones for its internal communication network to establish a new working style in January 2005, and has allocated the number 050 to its all employees. The aim of this solution is to propose a new working style and business model to customers, and increase convenience and user-friendliness of IP phone services for corporate customers. Hereafter, Japan Telecom will strive to create services using the state-of-the-art technology and to provide business models and working styles that meet customers' needs.

(※) Cisco CallManager, a product of Cisco systems, is a device having the IP phone exchange function, and currently it is the most widely used IP Phone network in Japanese market.


INFORMATION


SHINSEI BANK

SHINSEI BANK. LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release



Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Launches New Yen Deposit *"PowerYokin"*

-Yen deposit with safety features, flexibility of savings account and better interest rates-

Tokyo (Monday, March 7, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerYokin,* new yen deposit with a primary focus on security and safety, in addition to ease and flexibility that customers look for in a savings account. This new account also provides customers potential to earn time-deposit-like interest rates.

In light of the public concern regarding ATM frauds, Shinsei Bank has developed *PowerYokin* to add higher level of safety than a savings deposit while allowing customers the flexibility in operating this new account 24 hours a day. To ensure that customers' deposits are protected, *PowerYokin* requires customers to transfer their money to their yen savings deposits through Shinsei Financial Centers (branches) and Shinsei *PowerCall* (call center) to withdraw cash from ATMs. (See the Appendix for details.)

The *PowerYokin* account applies a base interest rate, which is higher than that of savings deposit, to an account balance at the end of every day and provides interests every month. In addition, quarterly and yearly bonus interests are provided according to the deposit period.

As the pay-off insurance is going to end, customer needs for guaranteed savings deposits covered by deposit insurance together with better interest rates and flexibility has been growing. *PowerYokin* can meet such customer needs, and is also suitable for customers who would like to keep funds without compromising yields on them while watching the market to make decisions.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

PowerYokin Product Outline

Summary of products:
Customers can transfer money from/to savings deposits 24 hours a day, and three types of interest rates are applied depending on an account balance and deposit period.

Applicable interest rate:

Base interest rate:

Interest rate as displayed in Shinsei Financial Centers is applied, and interests are provided every month.

Bonus interest rate1:

Quarterly bonus interest rate is applied to an average of the lowest deposit balance every month during deposit period until every quarterly interest review date (March 31, June 30, September 30, and December 31), and interests are provided.

If the average of the lowest deposit balance every month is zero, bonus interest rate1 shall be zero.

Bonus interest rate2:

Yearly bonus interest rate is applied to the lowest deposit balance during deposit period until an annual interest review date of December 31, and interests are provided.

If the lowest deposit balance during the deposit period is zero, bonus interest rate2 shall be zero.

Interest calculation method:
Interest shall be calculated will be calculated on a 365-day a year basis.

Deposit term: Free

Deposit:
Customers can deposit anytime by transferring from yen savings deposit account in units of 1 yen.

Withdrawal:
Customers can withdraw from the *PowerYokin* account anytime by transferring their money to yen savings deposit account in unit of 1 yen (※). (In case customers deposit/withdraw cash from ATMs, they have to transfer cash to/from yen savings deposit accounts.)

- Interest rates (before tax) as of March 7, 2005

Base interest rate:	0.01%	
Bonus interest rate1:	0.05%	Bonus interest rates will be applied to deposit balance from April 2005.
Bonus interest rate2:	0.05%	

(※) If funds are transferred from *PowerYokin* to savings deposit more than 5 times a calendar month, base interest rate and annual bonus rate are applicable but not the quarterly bonus rate.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Conditions of Shinsei Bank Unsecured Subordinated Bonds - First Series

Tokyo (Thursday, March 10, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the conditions of Shinsei Bank Unsecured Subordinated Bonds - First Series as follows:

1.	Name of Bonds	:	Shinsei Bank, Limited Unsecured Subordinated Bonds-First Series
2.	Aggregate amount of the Bonds	:	50 billion yen
3.	Amount of each Bond	:	Single denomination of 100 million yen
4.	Form of each Bond	:	Only in bearer form with interest coupons
5.	Interest rate	:	1.96 % per annum
6.	Issue price	:	100 yen for the nominal amount of 100 yen
7.	Redemption amount	:	100 yen for the nominal amount of 100 yen
8.	Collateral / Guarantee	:	No Collateral or guarantee has been provided on the Bonds
9.	Term	:	10 Years (bullet)
10.	Maturity date	:	March 25, 2015
11.	Interest payment date	:	March 25 and September 25 of each year
12.	Offering date	:	March 10, 2005
13.	Method of offering	:	Domestic offering
14.	Closing date	:	March 25, 2005
15.	Lead managers	:	Nikko Citigroup Limited, Morgan Stanley Japan Limited Tokyo Branch, Shinsei Securities Co., Ltd.
16.	Co-managers	:	Goldman Sachs (Japan) Ltd. Tokyo Branch, Daiwa Securities SMBC, Deutsche Securities Limited Tokyo Branch, The Nomura Securities Co., Ltd.
17.	Registrar	:	Shinsei Bank, Limited
18.	Rating	:	BBB+ (R&I)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attention: This document is as press release for the public regarding the above bonds issuance and not for solicitation on investment.



INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank and Smith Breeden Start Partnership in Japan

- Premier US fixed income funds available to wider range of Japanese institutions -

Tokyo (Wednesday, March 16, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") and US-based Smith Breeden Associates, Inc. ("Smith Breeden") announced today that they have agreed to start a partnership in Japan. Shinsei Bank will distribute several Smith Breeden fixed income investment funds to Japanese financial institutions and corporations.

The first joint-branded asset management product of Shinsei Bank and Smith Breeden is "Shinsei Smith Breeden Enhanced Cash High Alpha Yen Unit Trust", which Shinsei Bank will provide its institutional customers from March 2005. Other joint-branded stable return, low volatility fixed income funds will follow in the coming months. These funds will constitute the core fixed income investment management products that Shinsei Bank offers to its institutional customers.

Smith Breeden, a premier American investment manager, aims to leverage Shinsei Bank's broader customer base to increase the distribution of its funds to all types of Japanese financial institutions and corporations. These strategies will be also offered to Japanese pension funds through Shinsei Investment Management Co., Ltd. ("SIM"), a wholly owned subsidiary of Shinsei Bank.

Smith Breeden is known around the world as a superior manager of fixed income investment funds. For Shinsei Bank, the alliance with this premier investment manager further strengthens and diversifies the high-quality asset management solutions that Shinsei offers its customers.

*****

Shinsei Bank (TSE 8303) is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About Smith Breeden:

Founded in 1982, Smith Breeden Associates is a research-driven institutional asset management firm providing full discretion fixed income asset management and advisory services to pension funds, endowments, foundations, fund-of-funds, and banks. Focusing primarily on the major US fixed income sectors, Smith Breeden's product line includes a variety of traditional fixed income and absolute return strategies. As of December 31, 2004, Smith Breeden has $22.0 billion of assets under management and an additional $12.0 billion in financial institution client consulting assets.

Exhibit A-9




SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Installs ATMs at Tokyo Metro Major Stations

- Otemachi, Shinjuku-sanchome, Akasaka-mitsuke and Kokkai-gijidomae Stations -

Tokyo (Wednesday, March 23, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced to install Shinsei Bank ATMs at subway stations run by Tokyo Metro Co., Ltd. ("Tokyo Metro") from March 28, 2005. At Ningyocho, Ogikubo and Nogizaka Stations, Shinsei Bank will start its ATM services from March 28, and gradually install Shinsei ATMs in over dozen other high traffic stations including Otemachi, Shinjuku-sanchome, Akasaka-mitsuke and Kokkai-gijidomae Stations by July 2005.

Tokyo Metro is currently promoting the "EKIBEN" project to make Tokyo Metro stations more convenient and fun, and plans to install bank ATMs at more than 50 stations that are used by 50,000 people or more everyday by March 31, 2007. Shinsei ATMs will be installed under this project, and Shinsei Bank will provide its ATM services 365 days a year during the station business hours from the first to the last train. Cash and credit cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services anytime), partner banks' cash cards such as city banks and Japan Post Office (available only during alliance system operating hours) and credit cards (JCB, VISA Japan, Credit Saison, APLUS, etc.). In the upper part of each Shinsei ATM machine, liquid crystal display will be installed and display news and financial product information.

Shinsei Bank has been expanding its ATM network as customers can enjoy the full merit of the *PowerFlex* account including 24-hour free ATM services. The *Keikyu Station Bank* ATM service in Keihin Kyuko train stations and ATM services in Kintetsu Corporation train stations and Sagami Railway station have been well-received by customers. Backed by good business performance in the first half of Fiscal Year 2004, Shinsei Bank pursues this new ATM scheme in Tokyo Metro and accelerates a plan to expand its retail-banking network by 900 of Shinsei ATM locations and 100 mini-branches called Shinsei *BankSpot*. By providing ATM services in Tokyo Metro stations, Shinsei Bank will further increase customer convenience.

[Shinsei ATMs to be installed]

Installment on March 28:	Ningyocho, Ogikubo and Nogizaka Stations
Installment until July 2005:	Otemachi, Shinjuku-sanhcome, Akasaka-mitsuke, Kokkai-gijidomae, Tameike-sanno and other Stations

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

EXHIBIT P-1

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank and IDC Otsuka Form Business Alliance for Housing Loan

Tokyo (Tuesday, February 8, 2005) --- Shinsei Bank Limited ("Shinsei Bank") today announced that it formed a business alliance with Otsuka Kagu, Ltd. ("IDC Otsuka"), the largest furnishing retailer in Japan, and will launch a new type of housing loan "PowerSmart Home Loan" by which customers can borrow money above the original housing loan to purchase furniture and home furnishings from February 14, 2005.

In this new type of housing loan, "PowerSmart Home Loan", customers can borrow money above the original housing loan to cover the entire or a part of expenditure for furniture and home furnishings, when customers purchase household furniture from IDC Otsuka at the same time of purchasing a house or refinancing existing housing loan. By forming business alliance with retailer companies including furniture sales company, Shinsei Bank will be able to provide an additional loan to customers to purchase furniture and home furnishings and others at the same condition as that of an original housing loan.

In IDC Otsuka showrooms, customers can coordinate home furnishings including curtain, lighting and floor covering with furniture. Customers will be able to use the "PowerSmart Home Loan" to upgrade living quality and to purchase houses at the same time. Loan amount to be increased for furniture and home furnishing purchasing is from 500,000 yen to 5 million yen at most, in 100,000 yen unit. Depending on a result of credit appraisal, a request to increase loan amount for furniture may not be accepted.

Shinsei Bank has been providing PowerSmart Housing Loan since February 2002 and it has been appreciated by customers with its effective features such as free of charge expediting repayment. This new type of housing loan, "PowerSmart Home Loan", is an extension of PowerSmart Housing Loan.

The on-going campaign rate, a conditional five-year special interest rate of 1% p.a. will be applied to "PowerSmart Home Loan" as well. Together with the free of charge expediting repayment feature, customers can enjoy a lower interest rate than that of regular shopping loan for furniture and home furnishing purchasing.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Conversion Price of Class E Preferred Shares Issuing by Aplus, Consolidated Subsidiary of Shinsei Bank

Tokyo (Wednesday, February 23, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced a conversion price of Class E preferred shares specified in the prior press release, entitled *Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares*, released on January 24, 2005.

In the prior press release, Aplus announced the issuance of Class D and E preferred shares by a third-party allotment. The conversion price of Class E preferred shared announced today is below:

Conversion price of Class E preferred shares: 237.5 yen

The issuance of two types of preferred shares is premised on the resolution and approval concerning a change in the Article of Incorporation and the said issuance by a third-party allotment at the extraordinary general meeting of shareholders to be held on February 24, 2005. The subscription date and closing and effective date will be February 28, 2005.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Notice on Completion of Issuance of Preferred Shares by Aplus, Consolidated Subsidiary of Shinsei Bank

Tokyo (Monday, February 28, 2005) --- Please be informed that Aplus Co., Ltd. ("Aplus"), a publicly traded consolidated subsidiary of Shinsei Bank, Limited ("Shinsei Bank"), today announced completion of issuance of preferred shares by a third-party allotment specified in the prior press release, entitled *Notice on Capital Enhancement and Reduction of Aplus, Consolidated Subsidiary of Shinsei Bank, and Underwritten of Aplus Preferred Shares*, released on January 24, 2005.

Aplus' extraordinary shareholders meeting held on February 24, 2005, passed a resolution on issuance of two types of preferred shares by the third-party allotment. Today, on February 28, 2005, the third-party allotment was completed and Aplus' total capital increased by 241 billion yen (capital: 120.5 billion yen, capital surplus: 120.5 billion yen). Aplus expects to clean up its deficit by capital reduction scheduled on March 26, 2005.

In its press release announced today, Aplus aims to expand and stabilize its revenue base as a core company of Shinsei Group's non-bank business strategy.

1. Outline of Capital Enhancement

(in billion of yen, thousands of shares)

	Class D preferred shares		Class E preferred shares		Total	
Number of shares offered	49,000		71,500		120,500	
Total amount of issues	98		143		241	
Companies to which the shares are allocated						
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
YMS 6 Co., Ltd.	27,000	54	71,000	142	98,000	196
The Sumitomo Trust & Banking Co., Ltd.	10,000	20	-	-	10,000	20
Daido Life Insurance Company	5,000	10	500	1	5,500	11
Sumitomo Mitsui Banking Corporation	2,500	5	-	-	2,500	5
Axa Group Life Insurance Company Limited	1,750	3.5	-	-	1,750	3.5
The Gibraltar Life Insurance Co., Ltd.	1,750	3.5	-	-	1,750	3.5
The Prudential Life Insurance Company Ltd.	750	1.5	-	-	750	1.5
Yamato Life Insurance Co.	250	0.5	-	-	250	0.5

2. Capital Increase and Capital Reduction Flow (on a non-consolidated basis)

* This flow chart is prepared based at the end of September 2004.

(Unit: billion yen)	September 30, 2004	Capital Enhancement (Planned on Feb. [illegible], 2005)	After Capital Enhancement (Planned on Feb. [illegible], 2005)	Capital Reduction (Planned on March [illegible], 2005)	After Capital Reduction (Planned on March [illegible], 2005)
Capital	48.6	120.5	169.1	(164.1)	16.0
Capital surplus	32.5	120.5	153.0	(109.3)	43.7
Capital reserve	32.4	120.5	153.0	(149.2)	3.8
Other	0.0	0.0	0.0	39.9	39.9
Retained earnings	(263.4)		(263.4)	263.4	0.0
Retained earnings	0.0		0.0	0.0	0.0
Interim Net Loss	(263.4)		(263.4)	263.4	0.0
MTM Securities	0.7		0.7		0.7
Treasury Stock	(0)		-		-
Total Capital	(181.6)	241.0	59.4	0.0	59.4

Covering deficit

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Enters into Subscription Agreement for New Shares with Showa Leasing

Tokyo (Monday, February 28, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has entered into an agreement on the subscription for new shares ("Subscription Agreement") with Showa Leasing Co., Ltd. ("Showa Leasing").

1. Background

Shinsei Bank concluded a sponsorship agreement with Showa Leasing to acquire a majority interest of Showa Leasing in January 2005. The Subscription Agreement defines the conditions of a third-party allotment based on the sponsorship agreement. Shinsei Bank Group intends to bring Showa Leasing into its consolidated group by holding approximately 95% of the equity of Showa Leasing through the subscription for new shares as described below and purchase of outstanding shares.

2. Outline of the Subscription Agreement

- Party to subscribe for shares: Shinsei Bank
- Type of shares: common shares
- Number of new shares: 233,000,000 shares
- Issue price: 300 yen per share
- Total amount of issue: 69.9 billion yen
- Date of payment: March 23, 2005

3. Effect on Future Performance Prospects

Because the implementation of the subscription is scheduled on March 23, 2005, assets and liabilities of Showa Leasing will be reported on Shinsei Bank's balance sheet from the end of March 2005. Shinsei Bank, therefore, does not expect that there will be any effect upon its net income projections for fiscal year 2004.

******

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Appendix

Profile of Showa Leasing Co., Ltd.

Company name	Showa Leasing Co., Ltd.	
President	Representative Director and President: Masami Matsushita	
Address	12 Yotsuya 3-chome, Shinjuku-ku, Tokyo	
Established	April 2, 1969	
Paid-in Capital	7.199 billion yen	
Number of shares issued	Common shares: 30,000,000 shares	
Total shareholders' equity	17.752 billion yen (as of March 2004)	
Total assets	613.091 billion yen (as of March 2004)	
Operating income	172.46 billion yen (as of March 2004)	
Net operating income	5.986 billion yen (as of March 2004)	
Major shareholders	Showa Leasing Co., Ltd. employee stock ownership (8.59%), Resona Bank, Limited. (5.0%), ITOCHU Corporation (4.79%), Aozora Bank, Ltd. (4.79%), The Bank of Tokyo-Mitsubishi, Ltd. (3.89%), Resona Kessai Service Co., Ltd. (3.52%) (as of March 2004)	
Fiscal year ended	March	
Number of employees	407 (as of March 2004)	
Number of offices	19 in major cities in Japan	
Major businesses	• Leasing business • Installment sales business • Other financial business	
Major operational results	Fiscal year ended March 2003	Fiscal year ended March 2004
Operating income	266.8 billion yen	172.4 billion yen
Operating profits	9.3 billion yen	7.0 billion yen
Net operating income	10.5 billion yen	5.9 billion yen
Net income	2.0 billion yen	2.0 billion yen
Total assets	662.2 billion yen	613.0 billion yen
Total shareholders' equity	13.4 billion yen	17.7 billion yen
Dividend per share	-	2 yen


SHINSEI BANK
JAPAN TELECOM

For Immediate Release

Shinsei Bank Implements Direct Connection of Internal IP Phone Network and IP Network
First Corporation to Adopt New IP Phone Solution Services by Japan Telecom

- 20-30% Reduction in Total Communication Costs -

Shinsei Bank, Limited
Japan Telecom Co., Ltd.

Tokyo (Tuesday, March 1, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") and Japan Telecom Co., Ltd. ("Japan Telecom") today announced that Shinsei Bank adopted "SIP Direct Line", a seamless IP phone service to directly connect enterprise-wide IP phone network and the external IP network from February 28, 2005. By using the voice over IP device called "SIP-DSU", uniquely developed by Japan Telecom, Shinsei Bank becomes the first corporation in the world to establish a seamless IP phone service with a network of more than four thousand internal IP phones.

SIP Direct Line, developed for improving communication, is a solution which greatly expands a function of CallManager(※). By directly connecting an internal IP phone network of a user company to the external IP network, it enables to provide seamless IP phone service using 050 number, thereby leading to a 20% to 30% reduction in the total communication costs including basic telephone charges and call charges.

With "SIP Direct Line," Shinsei Bank expects the following benefits:

(1) To reduce the total network communication costs
The individual office telephones and peripheral devices used in branches will be unnecessary, thereby reducing the network connection costs.

(2) To increase reliability and security of the network
The external IP network and IP phones in the organization are directly connected to two bases in Tokyo and Osaka. Even if there is any problem at one base, there is flexibility to divert connections from the other base, thereby increasing reliability and security of the network.

(3) To simplify the management of network operations
By directly connecting to the external IP network, the telephone devices in each base will not be necessary, thereby simplifying the task of network administration and operations throughout the company.

(4) To increase efficiency of communication
The number 050 can be allocated to all employees, and even if employees or divisions move to any other offices in the country, they can continue to have the same direct or extension number, thereby performing their work effectively.

Shinsei Bank became the first organization in Japan to use the advanced technology of IP phones in 2001. It has promoted highly developed network with thousands of IP phones. The introduction of this solution will further reduce operation costs and increase efficiency. Shinsei Bank will continue to make efforts to apply advanced communication technology in its operations and to expand its internal network infrastructure.

Japan Telecom has introduced IP phones for its internal communication network to establish a new working style in January 2005, and has allocated the number 050 to its all employees. The aim of this solution is to propose a new working style and business model to customers, and increase convenience and user-friendliness of IP phone services for corporate customers. Hereafter, Japan Telecom will strive to create services using the state-of-the-art technology and to provide business models and working styles that meet customers' needs.

(※) Cisco CallManager, a product of Cisco systems, is a device having the IP phone exchange function, and currently it is the most widely used IP Phone network in Japanese market.





SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Launches New Yen Deposit *"PowerYokin"*

-Yen deposit with safety features, flexibility of savings account and better interest rates-

Tokyo (Monday, March 7, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of *PowerYokin,* new yen deposit with a primary focus on security and safety, in addition to ease and flexibility that customers look for in a savings account. This new account also provides customers potential to earn time-deposit-like interest rates.

In light of the public concern regarding ATM frauds, Shinsei Bank has developed *PowerYokin* to add higher level of safety than a savings deposit while allowing customers the flexibility in operating this new account 24 hours a day. To ensure that customers' deposits are protected, *PowerYokin* requires customers to transfer their money to their yen savings deposits through Shinsei Financial Centers (branches) and Shinsei *PowerCall* (call center) to withdraw cash from ATMs. (See the Appendix for details.)

The *PowerYokin* account applies a base interest rate, which is higher than that of savings deposit, to an account balance at the end of every day and provides interests every month. In addition, quarterly and yearly bonus interests are provided according to the deposit period.

As the pay-off insurance is going to end, customer needs for guaranteed savings deposits covered by deposit insurance together with better interest rates and flexibility has been growing. *PowerYokin* can meet such customer needs, and is also suitable for customers who would like to keep funds without compromising yields on them while watching the market to make decisions.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

***PowerYokin* Product Outline**

Summary of products:

Customers can transfer money from/to savings deposits 24 hours a day, and three types of interest rates are applied depending on an account balance and deposit period.

Applicable interest rate:

Base interest rate:

Interest rate as displayed in Shinsei Financial Centers is applied, and interests are provided every month.

Bonus interest rate1:

Quarterly bonus interest rate is applied to an average of the lowest deposit balance every month during deposit period until every quarterly interest review date (March 31, June 30, September 30, and December 31), and interests are provided.

If the average of the lowest deposit balance every month is zero, bonus interest rate1 shall be zero.

Bonus interest rate2:

Yearly bonus interest rate is applied to the lowest deposit balance during deposit period until an annual interest review date of December 31, and interests are provided.

If the lowest deposit balance during the deposit period is zero, bonus interest rate2 shall be zero.

Interest calculation method:

Interest shall be calculated will be calculated on a 365-day a year basis.

Deposit term: Free

Deposit:

Customers can deposit anytime by transferring from yen savings deposit account in units of 1 yen.

Withdrawal:

Customers can withdraw from the *PowerYokin* account anytime by transferring their money to yen savings deposit account in unit of 1 yen (※). (In case customers deposit/withdraw cash from ATMs, they have to transfer cash to/from yen savings deposit accounts.)

- Interest rates (before tax) as of March 7, 2005

Base interest rate:	0.01%	
Bonus interest rate1:	0.05%	Bonus interest rates will be applied to deposit balance from April 2005.
Bonus interest rate2:	0.05%	

(※) If funds are transferred from *PowerYokin* to savings deposit more than 5 times a calendar month, base interest rate and annual bonus rate are applicable but not the quarterly bonus rate.

INFORMATION



SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Conditions of Shinsei Bank Unsecured Subordinated Bonds - First Series

Tokyo (Thursday, March 10, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the conditions of Shinsei Bank Unsecured Subordinated Bonds - First Series as follows:

1.	Name of Bonds	:	Shinsei Bank, Limited Unsecured Subordinated Bonds-First Series
2.	Aggregate amount of the Bonds	:	50 billion yen
3.	Amount of each Bond	:	Single denomination of 100 million yen
4.	Form of each Bond	:	Only in bearer form with interest coupons
5.	Interest rate	:	1.96 % per annum
6.	Issue price	:	100 yen for the nominal amount of 100 yen
7.	Redemption amount	:	100 yen for the nominal amount of 100 yen
8.	Collateral / Guarantee	:	No Collateral or guarantee has been provided on the Bonds
9.	Term	:	10 Years (bullet)
10.	Maturity date	:	March 25, 2015
11.	Interest payment date	:	March 25 and September 25 of each year
12.	Offering date	:	March 10, 2005
13.	Method of offering	:	Domestic offering
14.	Closing date	:	March 25, 2005
15.	Lead managers	:	Nikko Citigroup Limited, Morgan Stanley Japan Limited Tokyo Branch, Shinsei Securities Co., Ltd.
16.	Co-managers	:	Goldman Sachs (Japan) Ltd. Tokyo Branch, Daiwa Securities SMBC, Deutsche Securities Limited Tokyo Branch, The Nomura Securities Co., Ltd.
17.	Registrar	:	Shinsei Bank, Limited
18.	Rating	:	BBB+ (R&I)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Attention: This document is as press release for the public regarding the above bonds issuance and not for solicitation on investment.

INFORMATION


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank and Smith Breeden Start Partnership in Japan

- Premier US fixed income funds available to wider range of Japanese institutions -

Tokyo (Wednesday, March 16, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") and US-based Smith Breeden Associates, Inc. ("Smith Breeden") announced today that they have agreed to start a partnership in Japan. Shinsei Bank will distribute several Smith Breeden fixed income investment funds to Japanese financial institutions and corporations.

The first joint-branded asset management product of Shinsei Bank and Smith Breeden is "Shinsei Smith Breeden Enhanced Cash High Alpha Yen Unit Trust", which Shinsei Bank will provide its institutional customers from March 2005. Other joint-branded stable return, low volatility fixed income funds will follow in the coming months. These funds will constitute the core fixed income investment management products that Shinsei Bank offers to its institutional customers.

Smith Breeden, a premier American investment manager, aims to leverage Shinsei Bank's broader customer base to increase the distribution of its funds to all types of Japanese financial institutions and corporations. These strategies will be also offered to Japanese pension funds through Shinsei Investment Management Co., Ltd. ("SIM"), a wholly owned subsidiary of Shinsei Bank.

Smith Breeden is known around the world as a superior manager of fixed income investment funds. For Shinsei Bank, the alliance with this premier investment manager further strengthens and diversifies the high-quality asset management solutions that Shinsei offers its customers.

*****

Shinsei Bank (TSE 8303) is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

About Smith Breeden:

Founded in 1982, Smith Breeden Associates is a research-driven institutional asset management firm providing full discretion fixed income asset management and advisory services to pension funds, endowments, foundations, fund-of-funds, and banks. Focusing primarily on the major US fixed income sectors, Smith Breeden's product line includes a variety of traditional fixed income and absolute return strategies. As of December 31, 2004, Smith Breeden has $22.0 billion of assets under management and an additional $12.0 billion in financial institution client consulting assets.


SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank Installs ATMs at Tokyo Metro Major Stations

- Otemachi, Shinjuku-sanchome, Akasaka-mitsuke and Kokkai-gijidomae Stations -

Tokyo (Wednesday, March 23, 2005) --- Shinsei Bank, Limited ("Shinsei Bank") today announced to install Shinsei Bank ATMs at subway stations run by Tokyo Metro Co., Ltd. ("Tokyo Metro") from March 28, 2005. At Ningyocho, Ogikubo and Nogizaka Stations, Shinsei Bank will start its ATM services from March 28, and gradually install Shinsei ATMs in over dozen other high traffic stations including Otemachi, Shinjuku-sanchome, Akasaka-mitsuke and Kokkai-gijidomae Stations by July 2005.

Tokyo Metro is currently promoting the "EKIBEN" project to make Tokyo Metro stations more convenient and fun, and plans to install bank ATMs at more than 50 stations that are used by 50,000 people or more everyday by March 31, 2007. Shinsei ATMs will be installed under this project, and Shinsei Bank will provide its ATM services 365 days a year during the station business hours from the first to the last train. Cash and credit cards available for Shinsei ATMs include Shinsei *PowerFlex* cash card (free ATM services anytime), partner banks' cash cards such as city banks and Japan Post Office (available only during alliance system operating hours) and credit cards (JCB, VISA Japan, Credit Saison, APLUS, etc.). In the upper part of each Shinsei ATM machine, liquid crystal display will be installed and display news and financial product information.

Shinsei Bank has been expanding its ATM network as customers can enjoy the full merit of the *PowerFlex* account including 24-hour free ATM services. The *Keikyu Station Bank* ATM service in Keihin Kyuko train stations and ATM services in Kintetsu Corporation train stations and Sagami Railway station have been well-received by customers. Backed by good business performance in the first half of Fiscal Year 2004, Shinsei Bank pursues this new ATM scheme in Tokyo Metro and accelerates a plan to expand its retail-banking network by 900 of Shinsei ATM locations and 100 mini-branches called Shinsei *BankSpot*. By providing ATM services in Tokyo Metro stations, Shinsei Bank will further increase customer convenience.

[Shinsei ATMs to be installed]

Installment on March 28:	Ningyocho, Ogikubo and Nogizaka Stations
Installment until July 2005:	Otemachi, Shinjuku-sanhcome, Akasaka-mitsuke, Kokkai-gijidomae, Tameike-sanno and other Stations

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $60 billion in assets and 29 branches throughout Japan (non-consolidated, as of December 2004), Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service along with our customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Amendment Report on Extraordinary Report dated February 8, 2005
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with the terms of New LTCB Partners L.P.'s secondary offering of shares in number of shares offered, the total amount of offered.

Amendment Report on Extraordinary Report dated February 8, 2005
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on extraordinary report thereto was filed in connection with the terms of Shinsei's offering of its common shares in the number of shares offered, the offering amount and the total amount of offered.

Extraordinary Report dated February 17, 2005
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with New LTCB Partners L.P.'s number of voting right.

Prospectus for Shelf-Registration dated February 21, 2005
A prospectus for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The prospectus for shelf-registration thereto was filed in connection with preparation for Shinsei's bond issuance.

Status Exchange Report dated February 28, 2005 (1)
A status exchange report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The status exchange report thereto was filed in connection with Shinsei's increased holdings of interest of Towa Meccs Corporation.

Status Exchange Report dated February 28, 2005 (2)
A status exchange report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The status exchange report thereto was filed in connection with Shinsei's increased holdings of interest of Towa Shinki Co., Ltd.

Status Exchange Report dated February 28, 2005 (3)
A status exchange report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The status exchange report thereto was filed in connection with Shinsei's increased holdings of interest of APLUS Co., Ltd.

[Annex A]

Extraordinary Report dated January 20, 2005
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with distribution of Shinsei's shares by New LTCB Partners.

Report on Purchase of Common Shares dated March 2, 2005
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in February 2005.

Supplementary Prospectus for Shelf-Registration dated March 10, 2005
A supplementary prospectus for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The supplementary prospectus for shelf-registration thereto was filed in connection with Shinsei's issuance of subordinated debt.